[WW Capital Corp Letterhead]




                                  July 5, 2005

VIA EDGAR
---------
AND ORIGINAL FEDERAL EXPRESS
----------------------------

United States Securities and Exchange Commission
Mail Stop 4-5
450 5th Street N. W.
Washington, D.C. 20549

Attn:Michael Moran
     Accounting Branch Chief

Re:  W-W Capital Corporation
     Report on Form 10-K for the Year Ended June 30, 2004 filed October 15, 2004 Report on Form 10-Q for the Quarter Ended March 31, 2005 filed May 23, 2005 File No. 0-17757

Dear Mr. Moran:

         This letter is being provided on behalf of W-W Capital Corporation (the "Company") in connection with the Staff's comment letter dated June 23, 2005, regarding the above-referenced Reports. We have been authorized to provide the responses below to the Staff's comment letter.


Comment
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          Item 1 - Business, page 3
          -------------------------

          1. In future filings please revise the description of business to disclose the name of the customer who accounted for 10% of your sales.

RESPONSE
--------

         The Company acknowledges the Staff's comment and agrees to make the revised disclosure in future filings when applicable.

United States Securities and Exchange Commission
Attn: Michael Moran
July 5, 2005
Page 2

Comment
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          Item 6 - Selected Financial Data, page 10
          -----------------------------------------

          2. Please revise the Selected Financial Data in future filings to include a brief description, or cross reference to a discussion thereof, of the change in accounting principle in the year ended June 30, 2003. See the second paragraph of Instruction 2 to Item 301 of Regulation S-K.

RESPONSE
--------

         The Company acknowledges the Staff's comment and agrees to make the revised disclosure in future filings when applicable.


Comment
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          3.   Either in the Selected Financial Data section or in an unaudited note to the financial statements future filings should include quarterly information required by Item 302 of Regulation S-K.

RESPONSE
--------

          The Company acknowledges the Staff's comment and agrees to make the additional disclosure in future filings when applicable.

Comment
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          Item 7 - Management's Discussion and Analysis, page 11
          ------------------------------------------------------

          4. You indicate that over the last couple of fiscal years you have attempted to pass along increases in steel costs with price increases and surcharges. Please revise future filings to quantify the impact of the price increases. Also, in future filings please quantify the impact of the new products you are selling. See Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE
--------

          The Company acknowledges the Staff's comment and agrees to make the revisions and additional disclosure in future filings when applicable.

United States Securities and Exchange Commission
Attn: Michael Moran
July 5, 2005
Page 3

Comment
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          Item 9A - Controls and Procedures, page 21
          ------------------------------------------

          5. You state that your management has evaluated the effectiveness of your disclosure controls and procedures; however only the CFO has concluded that the controls and procedures are effective. In future filings, please revise section 9A to disclose, if true, that the Chief Executive Officer also participated in the evaluation, and that management has concluded as to its effectiveness.

RESPONSE
--------

         The Company acknowledges the Staff's comment and agrees to make the revised disclosure in future filings when applicable.

Comment
-------

          6. You disclose that the CFO has concluded that the controls and procedures are effective in ensuring material information relating to the Company, which is required to be included in the Company's periodic filings under the Exchange Act, has been known to them (sic) in a timely manner. Please revise future filings to also state, if true, whether the same appropriate officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its CEO and CFO, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

RESPONSE
--------

         The Company acknowledges the Staff's comment and agrees to make the revised disclosure in future filings when applicable.

United States Securities and Exchange Commission
Attn: Michael Moran
July 5, 2005
Page 4

Comment
-------

         Independent Auditors' Report on Financial Statement Schedules, page S-1
         -----------------------------------------------------------------------

          7. The independent auditor's indicate that they have audited the Schedules listed in Item 14. You have included the list of Schedules in Item 8, and there are not Schedules listed in Item
               14. In future filings, please have your auditors correct the reference to the list of Schedules audited in their report on page S-1.

RESPONSE
--------

         The Company and its independent auditor acknowledge the Staff's comment and agree to correct the reference to the list of Schedules.

         Feel free to contact the undersigned with any questions you may have regarding this letter.

                                 Very truly yours,
                                 /s/ David A. Thayer
                                 ----------------------------
                                 David A. Thayer
                                 JACKSON KELLY PLLC


cc:      Harold Gleason, W-W Capital Corporation